FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For November 28, 2005
Commission file number
333-12714
LUCITE INTERNATIONAL
GROUP HOLDINGS LIMITED
(Exact Name of Registrant Guarantor as Specified in its Charter)
England and Wales
(Jurisdiction of incorporation or organisation)
Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934
Yes ☐                    No ☑

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2004	2005	2004	2005
		£’m	£’m	£’m	£’m
	Notes	as restated		as restated
Turnover	3, 4	180	201	528	588

Operating costs before amortisation of goodwill and other intangible assets	4	(159)	(181)	(473)	(530)
Amortisation of goodwill and other intangible assets	4	(2)	(2)	(4)	(4)

Total operating costs	4	(161)	(183)	(477)	(534)

Operating profit	3, 4	19	18	51	54
Net interest payable and similar charges	5	(13)	(10)	(17)	(19)

Profit on ordinary activities before taxation		6	8	34	35

Taxation on profit on ordinary activities		—	—	(6)	(8)

Profit on ordinary activities after taxation		6	8	28	27

Equity minority interests		(1)	(2)	(3)	(4)

Profit for the financial period		5	6	25	23

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		December 31, 2004	September 30, 2005
		£’m	£’m
	Notes	as restated
Fixed assets
Intangible assets		78	76
Negative goodwill		(5)	(5)
Tangible assets		323	343

		396	414

Current assets
Stocks	6	95	103
Debtors		120	129
Cash at bank and in hand		33	54

		248	286

Total assets		644	700

Creditors – amounts falling due within one year		(141)	(142)

Net current assets		107	144

Total assets less current liabilities		503	558

Creditors – amounts falling due after more than one year		(306)	(321)
Provisions for liabilities and charges		(4)	(4)

Net assets excluding pension liability		193	233

Pension liability	8	(83)	(84)

Net assets including pension liability		110	149

Shareholders’ equity
Called up equity share capital		175	175
Profit and loss account		(80)	(41)

Total equity shareholders’ funds		95	134
Equity minority interests		15	15

Capital employed		110	149

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF
TOTAL RECOGNISED GAINS AND LOSSES

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2005	2004	2005
	£’m	£’m	£’m	£’m
Profit for the financial period	5	6	25	23

Currency translation differences on foreign currency net investments	—	4	—	16

Total recognised gains & losses relating to the period	5	10	25	39

Prior year adjustment for pension liability		(3)		(66)

Total gains and losses recognised since last annual report		7		(27)

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2005	2004	2005
	£’m	£’m	£’m	£’m
	as restated		as restated
Operating profit	19	18	51	54
Depreciation of tangible fixed assets	9	11	28	29
Amortisation of intangible fixed assets	2	2	4	4
(Increase)/decrease in stocks	(9)	9	(5)	(2)
(Increase)/ decrease in debtors	3	5	(16)	(8)
Increase/ (decrease) in creditors	7	2	14	(3)
Movement on provisions	(2)	(5)	(2)	(2)

Net cash flow from operating activities	29	42	74	72

Interest paid	(2)	(3)	(14)	(16)

Returns on investments and servicing of finance	(2)	(3)	(14)	(16)

Taxation paid	(2)	(2)	(7)	(4)
Capital expenditure and financial investment	(9)	(20)	(23)	(40)
Equity dividends paid to minorities	—	—	(4)	(3)

Issue of debt due within one year	—	2	—	2
Issue of debt due after more than one year	4	2	10	21
Repayment of debt due within one year	—	—	(6)	(12)
Repayment of debt due after one year	—	—	(19)	—

Financing	4	4	(15)	11

Increase in cash	20	21	11	20

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
1	Business description

Lucite International Group Holdings Limited is a wholly-owned subsidiary of Lucite International Limited. Lucite International Limited does not trade and has no investments other than Lucite International Group Holdings Limited and an interest in Lucite International China Holdings Limited with the remaining interest being held by a subsidiary of Lucite International Group Holdings Limited. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Capital Partners LLP through funds managed by it. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. Lucite International Group Holdings Limited and its subsidiary companies (together referred to as “Lucite International”, “the Company” or “the Group”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic-based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe, South Africa and Asia and are sold throughout the world.

2	Basis of preparation

Except for the change in accounting policy described below, the accounting policies used to prepare these financial statements are consistent with those adopted in the financial statements for the year ended December 31, 2004 as reported in our annual report on Form 20-F filed on April 6, 2005.

The financial statements and notes included within this current report on Form 6-K should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 20-F, where additional footnotes can be found.

In the opinion of management, the accompanying unaudited consolidated financial statements of Lucite International Group Holdings Limited and subsidiaries contain all adjustments, including usual recurring adjustments, necessary to present fairly, in all material respects, the Company’s consolidated financial position as of September 30, 2005 and December 31, 2004 and the consolidated results of operations, net profit and cash flows for the three- and nine-month periods ended September 30, 2005. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F. The results of operations for the three- and nine-month periods ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year.

Change in accounting policy

The Company has adopted FRS17 “Retirement benefits” in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been re-stated accordingly. The impact of this change in accounting policy is to increase the pension liability and decrease reserves as at December 31, 2004 and September 30, 2005 by approximately £66 million (from a liability of £17 million to a liability of £83 million at December 31, 2004), due to the recognition of the deficit in the Company’s pension schemes. During the three months ended September 30, 2005, the opening liability has been increased by approximately £3 million due to the inclusion of the Company’s Dutch pension scheme, for which an actuarial valuation has been received.

The liability has been reclassified in accordance with FRS17 and is disclosed separately on the balance sheet. The profit and loss of the periods ended September 30, 2005 and September 30, 2004 have been restated in accordance with FRS17. There has been a reduction in operating costs of approximately £1 million and an increase in interest and similar charges of approximately £1 million during the three- and nine-month periods ended September 30, 2004. There has been no material net effect on profit for those periods. The effect on the results for the periods ended September 30, 2005 and September 30, 2004 is disclosed within the statements of total recognised gains and losses.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
Pensions and Post Retirement Benefits

The costs and liabilities of the Company’s defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries under FRS17 “Retirement benefits”. Full actuarial valuations are obtained every three years. Interim updated valuations are obtained at the end of each financial year. Scheme assets are valued at market values. Scheme liabilities are measured using a projected unit method and discounted. The discount rate used by the schemes’ actuaries is based upon yields available on AA or equivalent corporate bonds at the accounting date with a term that matches the schemes’ liabilities. Current service costs are calculated by the actuaries and represent the increase in the present value of the schemes’ liabilities expected to arise from employee service during the financial period and are charged to the profit and loss account as operating costs. The interest cost on accrued pension liabilities, net of expected return on pension scheme assets is charged to other finance income. Actuarial gains and losses are taken to reserves through the statement of total recognised gains and losses.

3	Segmental reporting

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2005	2004	2005
	£’m	£’m	£’m	£’m
	as restated		as restated
Turnover
Upstream	139	155	398	460
Downstream	71	76	215	219
Inter-class elimination	(30)	(30)	(85)	(91)

	180	201	528	588

Operating profit
Upstream	16	15	40	51
Downstream	3	3	11	3

	19	18	51	54

Depreciation
Upstream	7	9	22	23
Downstream	2	2	6	6

	9	11	28	29

Amortisation
Upstream	1	1	2	2
Downstream	1	1	2	2

	2	2	4	4

External Turnover by product
Upstream	109	125	313	369
Polymers and Resins	23	22	70	66
Sheet	48	54	145	153

	180	201	528	588

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
4	Cost of sales, gross profit, distribution and administrative expenses

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2005	2004	2005
	£’m	£’m	£’m	£’m
	as restated		as restated
Turnover	180	201	528	588
Cost of sales	(135)	(156)	(402)	(453)

Gross profit	45	45	126	135
Distribution costs	(11)	(10)	(33)	(32)

Administrative expenses before amortisation and research and development costs	(11)	(13)	(32)	(39)
Amortisation of goodwill and other intangible fixed assets	(2)	(2)	(4)	(4)
Research and development costs	(2)	(2)	(6)	(6)

Total administrative expenses	(15)	(17)	(42)	(49)

Total net operating expenses	(26)	(27)	(75)	(81)

Operating profit	19	18	51	54

5	Net interest payable and similar charges

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2004	2005	2004	2005
	£’m	£’m	£’m	£’m
	as restated		as restated
Interest payable on senior credit facilities	1	3	5	6
Interest payable on senior notes	5	4	13	13
Interest payable on China bank debt	—	—	—	1
Amortisation of debt issue costs	—	—	1	1
Fees on debt facility with parent company	1	—	1	—
Pension fund net return	1	1	1	1

Net interest payable	8	8	21	22
Foreign exchange (gain)/loss on external debt	5	2	(4)	(3)

Net interest payable and similar charges	13	10	17	19

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
6	Stocks

	December 31,	September 30,
	2004	2005
	£’m	£’m
Raw materials and consumables	31	41
Finished goods and goods for resale	64	62

	95	103

7	Bank and other borrowings

	December 31,	September 30,
	2004	2005
	£’m	£’m
Senior credit facilities:
Term loan A	24	17
Term loan B	68	65
Term loan C	41	43
Senior notes	177	170
Finance leases	3	4
Un-amortised senior notes premium	1	1
Un-amortised issue costs	(6)	(5)

Total debt excluding China bank loans	308	295
China bank loans	16	42

Total debt	324	337

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
8	Pension liability

The Company fully adopted FRS17 “Retirement Benefits” during the period, as required by UK GAAP. The deficit on the pension scheme shown in the September 30, 2005 balance sheet is the amount calculated as at the previous year end, adjusted for contributions, charges and finance income in the period. No interim valuation of the assets and liabilities of the scheme were carried out, and accordingly there is no actuarial gain or loss shown in the statement of total recognised gains and losses in respect of the period ended September 30, 2005. The actuarial gains and losses for the whole year and the surplus/deficit at the end of the year will be presented in the annual financial statements.

9	Other information

On 25 March 2003, the Group received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. In August 2005, the Commission addressed a Statement of Objections to both companies formally alleging their participation in infringements of Article 81 relating to the supply of methacrylates. If it is found that Article 81 has been infringed, the Commission may impose fines and there could be civil liability in the event of any related claims for damages. It is not possible to give any reliable indication of the likely level of any fines or the prospect of such other liabilities arising. Moreover, there is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defence and by the Commission’s procedures. Lucite International Limited continues to co-operate fully with the Commission for itself and on behalf of its subsidiary.

Following an audit by the US Environmental Protection Agency (“EPA”) of the Fite Road facility in Memphis, Tennessee in December 2002, the EPA advised Lucite International Inc., our chief operating subsidiary in the US, on September 23, 2004 that it considers the Fite Road facility to be in violation of various provisions of the US Federal Clean Air Act. Lucite International Inc. believes the Fite Road facility has operated in accordance with permits issued by the Memphis Shelby County Health Department, which is authorised to issue such permits by the EPA. After continuing discussions with the EPA, a settlement agreement has been reached and the EPA and Lucite International Inc. will sign a Consent Decree with a cost of less than $2 million along with approximately $19 million of expenditure for required plant modifications within an agreed period to comply with the provisions of the US Federal Clean Air Act. The Consent Decree is expected to become final in the fourth quarter of this year. The settlement has been reflected in our financial reporting.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
10	Summary of significant differences between UK and US accounting principles

These financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net income and shareholders’ equity of the differences between UK GAAP and US GAAP.

Effect on the profit for the financial period of differences between UK GAAP and US GAAP

			Three months ended		Nine months ended
			September 30,	September 30,	September 30,	September 30,
			2004	2005	2004	2005
			£’m	£’m	£’m	£’m
Profit for the financial period under UK GAAP			5	6	25	23

Adjustments to conform with US GAAP :
Depreciation of tangible fixed assets			1	1	4	4
Amortisation of goodwill	(i	)	2	2	4	4
Amortisation of other intangibles	(i	)	(3)	(1)	(8)	(4)
Capitalisation of interest less amortisation			—	1	1	2
Foreign exchange gain/(loss) on debt			—	—	2	—
Fair value of derivative financial instruments	(ii	)	(1)	—	(1)	—
Deferred taxation:
Arising on UK GAAP results			(1)	(3)	(3)	(5)
Arising on other US GAAP adjustments			—	—	1	(1)

Net profit under US GAAP			3	6	25	23

Effect on consolidated shareholders’ funds of differences
between UK GAAP and US GAAP

		December 31,	September 30,
		2004	2005
		£’m	£’m
		as restated
Consolidated shareholders’ funds under UK GAAP		95	134
Adjustments to conform with US GAAP :
Business combinations		(20)	(16)
Exchange translation on goodwill and intangible assets		(4)	(1)
Pensions		56	56
Capitalisation of interest less amortisation		12	14
Fair value of derivative financial instruments	(ii)	—	—
Deferred taxation		19	13

Consolidated shareholders’ funds under US GAAP		158	200

The consolidated shareholders’ funds under UK GAAP have been restated by £66 million as at December 31, 2004 as a result of a change in accounting policy arising on the adoption of FRS17 “Retirement Benefits”.

For an explanation of the significant differences between UK GAAP and US GAAP please refer to our annual report on Form 20-F for the year ended December 31, 2004.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(i) Goodwill and intangible assets
The annual review of impairment required under FAS 142 was carried out as at June 30, 2005 and the results indicated that no impairment was deemed to exist.
The following table sets out intangible asset carrying values and accumulated amortisation in total and by each major class of intangible asset:

	Gross carrying	Accumulated	Weighted
	value as at	amortisation as at	average
	September 30, 2005	September 30, 2005	amortisation
			period

	£’m	£’m	Years

Amortised intangible assets
Core and patented technology	50	30	10
Trade names	7	2	20
Customer relationships	19	6	20
Non-compete agreements	23	23	5

Total amortised intangible assets	99	61

Goodwill	45	—

Total goodwill and other intangible assets under US GAAP	144	61

The non-compete agreements are fully amortised as at September 30, 2005.
The following table sets out amortisation expense for the nine months ended September 30, 2005 and estimated aggregate amortisation expense for each of the five succeeding years:

£’m

Aggregate amortisation expense:

For the nine months ended September 30, 2005	4

Estimated aggregate amortisation expense:

For the year ended December 31, 2005	6
For the year ended December 31, 2006	6
For the year ended December 31, 2007	6
For the year ended December 31, 2008	6
For the year ended December 31, 2009	5
There were no changes to the carrying value of goodwill during the nine months ended September 30, 2005.
(ii) Derivative financial instruments
During the three months ended September 30, 2005, we entered into contractual arrangements to hedge a portion of our outstanding Euro-denominated and South African Rand-denominated debtor balances against adverse movements in foreign exchange rates. The instruments utilised are in the form of foreign currency forward window contracts. As at September 30, 2005, the Euro-denominated balance covered by these contracts was €4.9 million with a maturity value of £3.3 million and a settlement date of October, 5 2005. The Rand-denominated balance was R13.9 million with a maturity value of £1.2 million and a settlement date of December 30, 2005. Based on the exchange rate prevailing at September 30, 2005, the value of the debtors covered by these contracts amounted to £4.5 million. The amount recognised on our balance sheet for derivative financial instruments as at September 30, 2005 under both UK GAAP and US GAAP was £nil.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
New US Financial Accounting Standards and pronouncements not yet effective
In November 2004, the FASB issued Financial Accounting Standard No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (revised ) (FAS151). FAS151 amends the guidance in ARB No. 43, Chapter 4, ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS151 requires that those items be recognised as current-period charges. In addition, FAS151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS151 is effective for the Group for the year ending December 31, 2006. We are currently evaluating the possible impact of this pronouncement for the Group.
In December 2004, the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. FAS 123R is effective for the Group for the year ending December 31, 2006. We are currently evaluating the possible impact of this pronouncement for the Group.
In December 2004, the FASB issued Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the Group for the year ending December 31, 2006. We are currently evaluating the possible impact of this pronouncement for the Group.
In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 defines the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations. In addition, FIN 47 clarifies when an entity is required to recognise a liability for the fair value of a conditional asset retirement obligation when uncertainty exists about the timing and/or method of settlement. This statement becomes effective for the company beginning in the fourth quarter of 2005. We are currently evaluating the possible impact of this pronouncement for the Group.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
Recent UK Financial Reporting Standards
In April 2004, the ASB issued Financial Reporting Standard 20, Share-based Payment (FRS20). FRS20 specifies the financial reporting of share-based payment transactions. In particular, the standard requires that the profit or loss and the financial position of an entity include expenses associated with the grant of share options to employees. FRS20 is effective for the Group for the year ending December 31, 2006. We are currently evaluating the possible impact of this pronouncement for the Group.
In December 2004 the ASB issued accounting standards FRS23, FRS24, FRS 25 and FRS26. The application of FRSs 23, 24 and 26, together with the disclosure requirements of FRS 25 is determined by reference to an entity’s implementation of FRS 26. The Group does not currently fall into the scope of mandatory adoption of FRS26. Based on a current exposure draft, the standard would be effective for the Group from the year ending December 31, 2007.
The presentation requirements of FRS25 are effective for the Group in the year ending December 31, 2005.
International Financial Reporting Standards (“IFRS”)
We are not subject to recently enacted legal requirements mandating a switch to IFRS, and believe it is in the best interest of the Company to continue reporting on a UK GAAP basis. We believe our continued use of UK GAAP provides greater historical comparability and avoids additional accounting and auditing costs. We do not believe the differences between UK GAAP and IFRS are material in the context of the Company’s financial statements.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Cautionary statement concerning forward-looking statements
The Company is including the following cautionary statement in this current report on Form 6-K to make applicable and take advantage of the safe harbour provisions of Section 21E of the US Securities Exchange Act of 1934, as amended, for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risk and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. There can, however, be no assurance that management’s expectations, beliefs or projections will be accomplished.
Critical accounting policies and use of accounting estimates
The financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United Kingdom but require some degree of judgement regarding the estimates and assumptions used to apply them. The application of these assumptions and judgements affects the reported amounts of profit during the year and the assets and liabilities at the balance sheet date. Actual results may differ from the estimates calculated using these assumptions and judgements. Management believes that critical policies are those policies where the assumptions and judgements would have a significant impact on the consolidated financial statements. These critical accounting policies are discussed in our annual financial statements for the year ended December 31, 2004 as reported in our annual report on Form 20-F and there have been no changes to them in the three and nine months ended September 30, 2005 except for the adoption of FRS17.
General
Unless the context requires otherwise, the information provided in this current report on Form 6-K and the terms “Lucite International”, “we”, “our”, “Company” and the “Group” refer to Lucite International Group Holdings Limited and its subsidiaries as a combined entity. Lucite International Finance plc is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to the Company.
The business is defined into two distinct segments, the upstream business and the downstream business. The principal products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates, or SpMAs. We also produce a limited range of high-value SpMAs, which impart specific high performance properties to their end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals. Our downstream business uses the MMA we manufacture to produce and sell methacrylate-based polymers, resins, sheet and composites in thousands of variations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)
Results of Operations for the Three Months Ended September 30, 2005 Compared to the Three Months Ended September 30, 2004
Turnover

	Three	Exchange	Volume/Mix	Price	Three
	months				months
	ended				ended
	September 30,				September 30,
	2004				2005

	£’m	£’m	£’m	£’m	£’m

Total turnover	180	5	(4)	20	201
Percentage increase/(decrease)		3%	(2%)	11%	12%

Upstream turnover (i)	139	4	(7)	19	155
Percentage increase/(decrease)		3%	(5%)	14%	12%

Downstream turnover (i)	71	1	(2)	6	76
Percentage increase/(decrease)		1%	(3%)	9%	7%

(i)	Upstream and downstream turnover includes intra-company sales
Turnover for the three months ended September 30, 2005 increased by £21 million compared to the same period last year based on the price and volume/mix effects analysed above.
Sales volumes for the three months ended September 30, 2005 were below those for the prior year. Upstream volumes during the three months ended September 30, 2005 were 3% lower than during the three months ended September 30, 2004 resulting in an unfavourable effect of 5% on turnover when combined with mix effects. Downstream volume and mix turnover effects for the three months ended September 30, 2005 were 3% adverse compared to the three months ended September 30, 2004.
Raw material prices increased significantly during the three months ended September 30, 2005. The higher raw material prices are reflected in selling prices subject to lags of between three and six months. Selling prices recovered the increase in raw material prices in the quarter, resulting in an increase in upstream prices of 14% for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Downstream prices increased by 9% compared to the same period last year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)
Results of Operations for the Three Months Ended September 30, 2005 Compared to the Three Months Ended September 30, 2004 (continued)
Cost of Sales

	Three	Exchange	Volume/Mix	Raw	Three
	months			material	months
	ended			prices net of	ended
	September 30,			production	September 30,
	2004			cost savings	2005

	£’m	£’m	£’m	£’m	£’m
	as restated

Total cost of sales	135	4	(1)	18	156
Percentage increase/(decrease)		3%	(1%)	13%	15%

Upstream cost of sales	109	2	(2)	16	125
Percentage increase/(decrease)		2%	(2%)	15%	15%

Downstream cost of sales	57	2	(3)	5	61
Percentage increase/(decrease)		3%	(5%)	9%	7%
Cost of sales for the three months ended September 30, 2005 increased by £21 million compared to the same period last year based on the price and volume/mix effects analysed above.
Raw material costs continued to increase during the three months ended September 30, 2005, leading to a price variance within cost of sales, especially for the upstream business.
As upstream products (monomer) represents a significant proportion of the raw material cost for our downstream business, the increased monomer prices during the three months ended September 30, 2005 increased the cost of sales of the downstream business.
A 3% decrease in upstream volume during the three months ended September 30, 2005 compared to the three months ended September 30, 2004 was partially offset by adverse mix effects and non-variable elements within cost of sales to give a favourable impact of 2% on cost of sales.
An adverse 3% volume and mix turnover variance for downstream products during the three months ended September 30, 2005 compared to the three months ended September 30, 2004 resulted in a favourable cost of sales variance of 5%.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)
Results of Operations for the Three Months Ended September 30, 2005 Compared to the Three Months Ended September 30, 2004 (continued)
Net Operating Expenses

	Three months	Exchange	Cost savings/other	Three months
	ended			ended
	September 30,			September 30,
	2004			2005
	£’m	£’m	£’m	£’m

Total net operating expenses	26	—	1	27
Percentage increase/(decrease)		—%	4%	4%

Upstream operating expenses	14	—	1	15
Percentage increase/(decrease)		—%	7%	7%

Downstream operating expenses	12	—	—	12
Percentage increase/(decrease)		—%	—%	—%
There has been a reclassification of administration costs from cost of sales of approximately £2 million during the three months ended September 30, 2005. This reclassification has therefore had no effect on total costs.
Net Interest Payable and Similar Charges

£’m
Net interest and similar charges for the three months ended September 30, 2004 as restated	13
Exchange movement on external debt	(3)

Net interest and similar charges for the three months ended September 30, 2005	10

The exchange movement relating to external debt not hedged by foreign currency assets was a loss of £2 million for the three months ended September 30, 2005 compared to a loss of £5 million for the three months ended September 30, 2004.
Taxation on Profit on Ordinary Activities
The tax charge was nil for the three months ended September 30, 2005 compared to nil for the three months ended September 30, 2004.
Equity Minority Interests
Equity minority interests were £2 million for the three months ended September 30, 2005 compared to £1 million for the three months ended September 30, 2004.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)
Results of Operations for the Three Months Ended September 30, 2005 Compared to the Three Months Ended September 30, 2004
Liquidity and Capital Resources
The cash generated from operating activities was an inflow of £42 million for the three months ended September 30, 2005 compared to an inflow of £29 million for the three months ended September 30, 2004. This £13 million variance in operating cash arose mainly from a higher working capital inflow partially offset by a £1 million decrease in operating profit and a £3 million change in the movement in provisions during the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Working capital balances resulted in an inflow of £16 million for the three months ended September 30, 2005 compared to an inflow of £1 million for the same period last year. This increase was principally the result of the run down of inventories built to support the major overhaul at Cassel in the UK. Management believes that the working capital position as at September 30, 2005 is adequate to fund operations.
Interest payments of £3 million were made in the three months ended September 30, 2005 (£2 million in the three months ended September 30, 2004) in line with our loan agreements. These interest payments consisted of £2 million of senior debt interest, including the unutilised revolving debt facility (£2 million for the three months ended September 30, 2004) and £1 million of interest on China bank debt (£nil for the three months ended September 30, 2004).
Capital Expenditures
During the three months ended September 30, 2005 we incurred capital expenditures of £20 million as follows:

£’m
Safety, health and environmental	3
Maintaining asset capacity	11
Growth projects	3
China	3

Total capital expenditure	20

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)
Results of Operations for the Three Months Ended September 30, 2005 Compared to the Three Months Ended September 30, 2004 (continued)
Financing
The effects of the cash movement on the debt financing of the Company are analysed for the three months ended September 30, 2005 in the following table:

	June 30,	Cash	Exchange	Other	September 30,
	2005				2005
	£’m	£’m	£’m	£’m	£’m

Term loan A	17	—	—	—	17
Term loan B	65	—	—	—	65
Term loan C	42	—	1	—	43

Total senior debt	124	—	1	—	125
Senior notes	169	—	1	—	170
Finance leases and other short term borrowings	4	—	—	—	4
Un-amortised senior notes premium	1	—	—	—	1
Un-amortised issue costs	(6)	—	—	1	(5)

Total debt excluding China bank loans	292	—	2	1	295

China bank loans	37	4	1	—	42

Total debt	329	4	3	1	337

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)
Results of Operations for the Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004
Turnover

	Nine months	Exchange	Volume/Mix	Price	Nine months
	ended				ended
	September 30,				September 30,
	2004				2005
	£’m	£’m	£’m	£’m	£’m

Total turnover	528	1	(31)	90	588
Percentage increase/(decrease)		—%	(6%)	17%	11%

Upstream turnover (i)	398	1	(25)	86	460
Percentage increase/(decrease)		—%	(6%)	22%	16%

Downstream turnover (i)	215	—	(17)	21	219
Percentage increase/(decrease)		—%	(8%)	10%	2%

(i)	Upstream and downstream turnover includes intra-company sales
Turnover for the nine months ended September 30, 2005 increased by £60 million compared to the same period last year based on the price and volume/mix effects analysed above.
Sales volumes for the nine months ended September 30, 2005 were below those for the prior year. Upstream volumes during the nine months ended September 30, 2005 were 5% lower than during the nine months ended September 30, 2004 resulting in an unfavourable effect of 6% on turnover when combined with mix effects. Downstream turnover volume and mix variances in the nine months ended September 30, 2005 were 8% adverse to the nine month period ended September 30, 2004.
Raw material prices increased significantly during the nine months ended September 30, 2005. The higher raw material prices are reflected in selling prices subject to lags of between three and six months. Selling prices recovered the increase in raw material prices in the quarter resulting in an increase in upstream prices of 22% for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. Downstream prices increased by 10% compared to the same period last year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)
Results of Operations for the Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004 (continued)
Cost of Sales

	Nine months	Exchange	Volume/Mix	Raw	Nine months
	ended			material	ended
	September 30,			prices net of	September 30,
	2004			production	2005
				cost savings
	£’m	£’m	£’m	£’m	£’m
	as restated

Total cost of sales	402	1	(11)	61	453
Percentage increase/(decrease)		—%	(3%)	15%	12%

Upstream cost of sales	317	—	(10)	57	364
Percentage increase/(decrease)		—%	(3%)	18%	15%

Downstream cost of sales	170	1	(12)	21	180
Percentage increase/(decrease)		1%	(7%)	12%	6%
Cost of sales for the nine months ended September 30, 2005 increased by £51 million compared to the same period last year based on the price and volume/mix effects analysed above.
Raw material costs continued to increase during the nine months ended September 30, 2005, leading to a price variance within cost of sales, especially for the upstream business.
As upstream products (monomer) represent a significant proportion of the raw material cost for our downstream business the increased monomer prices during the nine months ended September 30, 2005 increased the cost of sales of the downstream business.
A 5% decrease in upstream volume during the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 had a favourable effect on cost of sales of 3% when combined with mix effects and non-variable elements within cost of sales.
The impact on downstream turnover of volume and mix effects of 8% resulted in a 7% favourable cost of sales variance for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)
Results of Operations for the Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004 (continued)
Net Operating Expenses

	Nine months	Exchange	Cost savings/other	Nine months
	ended			ended
	September 30,			September 30,
	2004			2005
	£’m

Total net operating expenses	75	—	6	81
Percentage increase/(decrease)		—%	8%	8%

Upstream operating expenses	41	—	4	45
Percentage increase/(decrease)		—%	10%	10%

Downstream operating expenses	34	—	2	36
Percentage increase/(decrease)		—%	6%	6%
There have been additional employee costs of approximately £2 million during the nine months ended September 30, 2005 compared with the nine months ended September 30, 2004, which include employee costs associated with the new Perspex distribution facility in the UK and variable remuneration.
There has also been a reclassification of administration costs from cost of sales of approximately £4 million during the three months ended September 30, 2005. This reclassification has therefore had no effect on total costs.
Net Interest Payable and Similar Charges

£’m
Net interest and similar charges for the nine months ended September 30, 2004 as restated	17
Exchange movement on external debt	1
Other/exchange	1

Net interest and similar charges for the nine months ended September 30, 2005	19

The exchange movement relating to external debt not hedged by foreign currency assets was a gain of £3 million for the nine months ended September 30, 2005 compared to a gain of £4 million for the nine months ended September 30, 2004.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)
Results of Operations for the Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004 (continued)
Taxation on Profit on Ordinary Activities
The tax charge was £8 million for the nine months ended September 30, 2005 compared to £6 million for the nine months ended September 30, 2004. This increase in tax charge arises from an increase in the deferred tax charge of £2 million for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.
Equity Minority Interests
Equity minority interests were £4 million for the nine months ended September 30, 2005 compared to £3 million for the nine months ended September 30, 2004.
Liquidity and Capital Resources
The cash generated from operating activities was an inflow of £72 million for the nine months ended September 30, 2005 compared to an inflow of £74 million for the nine months ended September 30, 2004. This £2 million variance in operating cash arose mainly from a higher working capital outflow partially offset by a £3 million increase in operating profit during the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. Working capital balances resulted in an outflow of £13 million for the nine months ended September 30, 2005 compared to an outflow of £7 million for the same period last year. This increase incorporates the increase in working capital to service the new China facility and the impact of raw material price increases over 2004. Management believes that the working capital position as at September 30, 2005 is adequate to fund operations.
Interest payments of £16 million were made in the nine months ended September 30, 2005 (£14 million in the nine months ended September 30, 2004) in line with our loan agreements. These interest payments included £5 million of senior debt interest, including the unutilised revolving debt facility (£6 million for the nine months ended September 30, 2004) and £9 million of Senior Notes interest (£8 million for the nine months ended September 30, 2004). In addition, interest payments on China bank debt of approximately £1 million were made in the nine months ended September 30, 2005 (nil in the nine months ended September 30, 2004).
Capital Expenditures
During the nine months ended September 30, 2005 we incurred capital expenditures of £40 million as follows:

£’m
Safety, health and environmental	5
Maintaining asset capacity	17
Growth projects	6
China	12

Total capital expenditure	40

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)
Results of Operations for the Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004 (continued)
Financing
The effects of the cash movement on the debt financing of the Company are analysed for the nine months ended September 30, 2005 in the following table:

	December 31,	Cash	Exchange	Other	September 30,
	2004				2005
	£’m	£’m	£’m	£’m	£’m

Term loan A	24	(7)	—	—	17
Term loan B	68	(3)	—	—	65
Term loan C	41	(2)	4	—	43

Total senior debt	133	(12)	4	—	125
Senior notes	177	—	(7)	—	170
Finance leases and other short term borrowings	3	—	1	—	4
Un-amortised senior notes premium	1	—	—	—	1
Un-amortised issue costs	(6)	—	—	1	(5)

Total debt excluding China bank loans	308	(12)	(2)	1	295
China bank loans	16	23	3	—	42

Total debt	324	11	1	1	337

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)
Key financial data excluding the costs of building the new MMA facility in China
During the latter part of 2003 Lucite International (China) Chemical Industry Company Limited was formed as a wholly owned foreign entity for the purpose of constructing and operating an MMA facility within China (the “China project”). The results of Lucite International (China) Chemical Industry Company Limited have been fully consolidated into the results of Lucite International Group Holdings Limited for the nine months ended September 30, 2005.
In order to compare data on a historical basis the following is a summary of key items excluding the costs of the China project:
Nine months ended September 30, 2005

	Including new	New China	Excluding new
	facility in China	facility	facility in China
	£’m	£’m	£’m

Revenue	588	15	573
Operating profit	54	(2)	56
Net interest	(19)	(1)	(18)

Fixed Assets	414	39	375
Cash	54	15	39
Total Debt	(337)	(42)	(295)

Capital expenditure (cash flow)	(40)	(12)	(28)
As debt is incurred in Lucite International (China) Chemical Company Limited, it is ring-fenced from the remainder of the Group and secured solely on the assets of Lucite International (China) Chemical Company Limited. During the nine months ended September 30, 2005, £23 million of debt has been incurred with a leading Chinese bank in order to fund the ongoing construction costs of the new MMA facility in China. During the nine months ended September 30, 2005, Lucite International Group Holdings Limited has made a further £7 million equity contribution to the China project.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Lucite International Group Holdings Limited
Registrant Guarantor

//SIGNED// ANNIE VEERMAN

By:	Annie Veerman Director
Dated November 28, 2005